Filed by Genuine Parts Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Genuine Parts Company

Subject Company: Genuine Parts Company

SEC File No.: 001-05690

Date: April 12, 2018

The following FAQ was distributed by Genuine Parts Company to certain of its employees:

GPC Employee FAQ

1.	What was announced?

•	Genuine Parts Company announced a definitive agreement under which the S.P. Richards business will be spun off into a standalone company and then merged with Essendant.

•	Once the transaction has been completed, Genuine Parts Company shareholders will continue to own their existing shares in Genuine Parts Company and will also own approximately 51% of the new, combined company. Essendant shareholders will own approximately 49% of the new, combined company.

•	Together, S.P. Richards and Essendant will form a stronger, more competitive company with greater scale and service capabilities and an enhanced ability to support our customers.

2.	Who is Essendant?

•	Essendant is a leading national distributor of business products headquartered in Deerfield, IL.

•	Essendant provides its customers with access to over 170,000 items, including janitorial and breakroom supplies, technology products, traditional office products, industrial supplies, cut sheet paper products, automotive products and office furniture.

•	Like S.P. Richards, Essendant serves a diverse group of customers, including independent resellers, national resellers and e-commerce businesses.

•	Essendant shares our passion for serving customers and has a long history of delivering business products to growing businesses, a record we look forward to continuing together as an even stronger combined organization.

3.	When will the transaction be completed?

•	We expect this transaction to close before the end of 2018, subject to customary closing conditions and regulatory approvals.

•	Until then, S.P. Richards will remain a part of Genuine Parts Company and S.P. Richards and Essendant will continue to operate independently.

•	In short, it is business as usual for all of us and it is important that you remain focused on your day-to-day responsibilities and delivering reliable service to our customers.

4.	What is required in order to close the transaction?

•	The transaction is structured in a form called a Reverse Morris Trust, under which Genuine Parts Company will go through a process to separate the S.P. Richards business prior to combining it with Essendant.

•	As part of this process, we will need to obtain certain regulatory approvals and the approval of Essendant shareholders. This transaction does not require the approval of Genuine Parts Company’s shareholders.

5.	What happens to the shares of Genuine Parts Company stock that I own?

•	Employees who own Genuine Parts Company shares when the transaction closes will continue to own those Genuine Parts Company shares. The shares you currently have invested in Genuine Parts Company stay the same.

•	Upon completing the combination of S.P. Richards and Essendant, employees who own Genuine Parts Company stock will receive shares in the new combined company. The amount of shares will depend on the number of Genuine Parts Company shares an individual employee owns at the time of the transaction closing.

•	Your new shares will be automatically deposited into the accounts that currently hold your Genuine Parts Company shares.

GPC Employee FAQ

•	Genuine Parts Company remains committed to its dividend policy and the dividend on your Genuine Parts Company shares will remain the same.

•	It is still early in the process and the valuation of the combined business will be clearer as we moved toward the close of the transaction. That said, we are confident that this transaction will provide shareholders significant value through both the future upside of the new company as well as Genuine Parts Company’s focus on its core businesses.

6.	Explain the one-time dividend paid to Genuine Parts Company. Does that mean I get a dividend if I have Genuine Parts Company shares?

•	The dividend paid to Genuine Parts Company represents a portion of the total value to be paid for S.P. Richards.

•	Genuine Parts Company shareholders are not getting paid the dividend directly.

•	Genuine Parts Company’s Board and management will evaluate the use of the dividend based our disciplined capital allocation strategy, which is focused on our dividend, reinvestment in our businesses, share repurchase and strategic acquisitions. These are ongoing priorities for our cash and are intended to drive enhanced value for our shareholders.

7.	What will happen to the S.P. Richards name? What about S.P. Richards’ brands?

•	The new company will be called Essendant.

•	Both businesses enjoy solid branded and private-label products businesses with strong brand equity among our respective customer bases. We expect the combined company to continue leveraging these strengths across a broad set of categories.

•	In the coming weeks, S.P. Richards and Essendant will form an integration planning team consisting of leaders from both organizations to determine how best to bring our two businesses together. Decisions regarding our go-forward branding strategy, including our private-label products businesses, will be determined and shared as we move through the process.

8.	What should I say if asked about this transaction?

•	As is common with announcements like these, today’s news may lead to increased interest in our company, and it is important that we speak with one voice. Please refer any external or media inquiries to Sid Jones, SVP of Investor Relations, at 678-934-5628 or Sid_jones@genpt.com.

GPC Employee FAQ

Cautionary Statement

This document contains forward-looking statements, including statements regarding the proposed business combination transaction between Genuine Parts Company (“GPC”) and Essendant, Inc. (“Essendant”) in which GPC will separate its Business Products Group and combine this business with Essendant. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements often contain words such as “expects,” “anticipates,” “estimates,” “intends,” “plans,” “believes,” “seeks,” “will,” “is likely to,” “scheduled,” “positioned to,” “continue,” “forecast,” “predicting,” “projection,” “potential” or similar expressions. Forward-looking statements may include references to goals, plans, strategies, objectives, projected costs or savings, anticipated future performance, results, events or transactions of Essendant or the combined company following the proposed transaction, the anticipated benefits of the proposed transaction, including estimated synergies, the expected timing of completion of the transaction and other statements that are not strictly historical in nature. These forward-looking statements are based on management’s current expectations, forecasts and assumptions. This means they involve a number of risks and uncertainties that could cause actual results to differ materially from those expressed or implied here, including but not limited to: the ability of GPC and Essendant to receive the required regulatory approvals for the proposed transaction and approval of Essendant’s stockholders and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of GPC and Essendant to terminate the Merger Agreement; negative effects of the announcement or the consummation of the transaction on the market price of GPC’s or Essendant’s common stock and/or on its business, financial condition, results of operations and financial performance; risks relating to the value of the Essendant shares to be issued in the transaction, significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed transaction cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed transaction; risks associated with transaction related litigation; the possibility that costs or difficulties related to the integration of the businesses will be greater than expected; and the ability of the combined company to retain and hire key personnel. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. Stockholders, potential investors and other readers are urged to consider these risks and uncertainties in evaluating forward-looking statements and are cautioned not to place undue reliance on the forward-looking statements. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, please see GPC’s and Essendant’s reports on Forms 10-K, 10-Q and 8-K filed with or furnished to the SEC and other written statements made by GPC and/or Essendant from time to time. The forward-looking information herein is given as of this date only, and neither GPC nor Essendant undertakes any obligation to revise or update it.

Additional Information

In connection with the proposed transaction, Essendant will file with the SEC a registration statement on Form S-4 containing a proxy statement/prospectus of Essendant, and Rhino SpinCo, Inc. (“SpinCo”) a wholly owned subsidiary of GPC created for the proposed transaction, will file with the SEC a registration statement on Form 10. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain the registration statements and the proxy statement/prospectus free of charge from the SEC’s website or from GPC or Essendant. The documents filed by SpinCo with the SEC may be obtained free of charge at GPC’s website at www.genpt.com, at the SEC’s website at www.sec.gov or by contacting GPC’s Investor Relations Department at (678) 934-5000. The documents filed by Essendant with the SEC may be obtained free of charge at Essendant’s website at www.essendant.com, at the SEC’s website at www.sec.gov or by contacting Essendant’s Investor Relations Department at (847) 627-2900.

Participants in the Solicitation

GPC, Essendant and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about GPC’s directors and executive officers is available in GPC’s proxy statement for its 2018 annual meeting of shareholders, which was filed with the SEC on February 27, 2018. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, the proxy statement/prospectus and other relevant documents to be filed with the SEC regarding the proposed transaction. Information about Essendant’s directors and executive officers is available in Essendant’s proxy statement for its 2017 annual meeting of stockholders, which was filed with the SEC on April 12, 2017, its Annual Report on Form 10-K for the year ended December 31, 2017, which was filed with the SEC on February 21, 2018, and its Current Reports on Form 8-K, which were filed with the SEC on May 2, 2017, June 13, 2017, July 17, 2017, October 25, 2017, December 28, 2017 and March 8, 2018.

GPC Employee FAQ

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.